

May 3, 2013

Via E-mail
Mr. Salvatore Randazzo
Chief Financial Officer
Northeast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, New York 10601

> **Re: Northeast Community Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **File No. 000-51852**

Dear Mr. Randazzo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2012 and 2011

Noninterest Expense, page 43

1. We note that the company recognized an impairment loss on goodwill of $227,000 in 2012 as a result of the company's annual evaluation of the goodwill in connection

with the Hayden Financial Group acquisition in 2007. You state that the impairment was caused primarily by the expected decrease in other revenue from this division resulting from a reduction in personnel. Please provide us with your fourth quarter 2012 goodwill impairment analysis and any additional clarifying information so that we may understand the details relating to the partial impairment recorded and the basis for not recording any additional impairments. Your future filings should include a similar type discussion.

Risk Management

Credit Risk Management, pages 44-45

2. We note your disclosure that the bank has entered into short-term restructuring agreements with various borrowers and has eleven restructured mortgage loans totaling $13.4 million at December 31, 2012. Please provide us with the following as it relates to these loan modifications:

- Describe the key features of these short-term restructuring agreements, including a description of the significant terms modified and the typical length of each of the modified terms;
- Tell us whether these short term restructured loans are considered to be troubled debt restructurings;
- As part of your response, please indicate whether you expect to collect the full contractual principal and interest on the original terms of these modified loans;
- Discuss the success rates of these short-term restructuring agreements and provide a discussion of whether these short-term agreements often result in more permanent or longer-term modifications being made in the future for these loans;
- Quantify the amounts of loans that have been modified using this type of workout strategy in each period presented. Clarify whether these short-term agreements are only made on mortgage loans or various types of loans; and
- Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis.

3. In addition, please provide us and revise in future filings to address the following as it relates to troubled debt restructurings:

- Revise to provide the disclosures required by ASC 310-10-50-33 to 34 for each period presented;
- Revise to include a rollforward of activity for troubled debt restructurings for each period presented; and

- Disclose the amount of all troubled debt restructurings charged-off and the amount of any allowance for loan loss allocated to these loans for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Reviewing Accountant